Creator Networks, Inc. (dba GigaStar)

Consolidated Financial Statements
Years Ended December 31, 2024 and 2023

Creator Networks, Inc. (dba GigaStar)
Contents

Terrence R. Gray, CPA

Independent Auditor's Report

Board of Directors
Creator Networks, Inc.
Chicago, IL

Opinion

We have audited the consolidated financial statements of Creator Networks, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Terrence Gray

Terrence R. Gray, CPA
Georgetown, Texas
July 23, 2025

Consolidated Financial Statements

Creator Networks, Inc. (dba GigaStar)

Consolidated Balance Sheets

December 31,	**2024**	2023
Assets		
Current Assets		
Cash	**$ 1,798,486**	$ 3,314,212
Prepaid expenses and other current assets	**243,081**	165,220
Total Current Assets	**2,041,567**	3,479,432
Intangible assets, net	**2,284,564**	1,485,491
Total Assets	**$ 4,326,131**	$ 4,964,923
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	**$ 41,886**	$ 34,903
Convertible notes, short term	**1,965,000**	-
Total Current Liabilities	**2,006,886**	34,903
Stockholders' Equity		
Common stock, at par value of $0.001; 15,804,125 shares authorized, 9,737,431 and 9,703,520 shares issued and outstanding, respectively	**9,737**	9,704
Series Seed-1 preferred stock, at par value of $0.001; 840,385 shares authorized, issued and outstanding	**840**	840
Series Seed-2 preferred stock, at par value of $0.001; 2,785,900 shares authorized, issued and outstanding	**2,786**	2,786
Series Seed-3 preferred stock, at par value of $0.001; 1,569,590 shares authorized, 1,184,113 and 1,048,729 shares issued and outstanding, respectively	**1,185**	1,049
Additional paid-in capital	**7,837,663**	7,484,241
Accumulated deficit	**(5,532,966)**	(2,568,600)
Total Stockholders' Equity	**2,319,245**	4,930,020
Total Liabilities and Stockholders' Equity	**$ 4,326,131**	$ 4,964,923

The accompanying notes are an integral part of these consolidated financial statements.

Creator Networks, Inc. (dba GigaStar)

Consolidated Statements of Operations

Year ended December 31,		2024		2023
Net Sales	$	350,792	$	189,874
Cost of Sales		109,711		63,945
Gross Profit		241,081		125,929
Operating Expenses				
Selling and Marketing		1,147,786		626,763
Research and development		469,314		400,694
General and administrative		1,139,338		835,899
Depreciation and amortization		481,596		210,041
Total Operating Expenses		3,238,034		2,073,397
Operating Loss		(2,996,953)		(1,947,468)
Interest Income		32,587		38,114
Loss Before Provision for Income Taxes		(2,964,366)		(1,909,354)
Income Tax Expense		-		-
Net Loss	$	(2,964,366)	$	(1,909,354)

The accompanying notes are an integral part of these consolidated financial statements.

Creator Networks, Inc. (dba GigaStar)

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2022	9,700,000	$ 9,700	9,700,000	$ 9,700	9,700,000	$ 9,700	9,700,000	$ 9,700	$ -	$ (659,246)	$ (649,546)
Issuance of stock	1,892,634	1,893	1,892,634	1,893	1,892,634	1,893	1,892,634	1,893	4,177,027	-	$ 4,178,920
Conversion of SAFE notes to equity	2,785,900	2,786	2,785,900	2,786	2,785,900	2,786	2,785,900	2,786	3,307,214	-	$ 3,310,000
Net loss	-	-	-	-	-	-	-	-	-	(1,909,354)	$ (1,909,354)
Balance, December 31, 2023	14,378,534	14,379	14,378,534	14,379	14,378,534	14,379	14,378,534	14,379	7,484,241	(2,568,600)	4,930,020
Issuance of stock	139,295	139	139,295	139	139,295	139	139,295	139	351,877	-	352,016
Common stock issued under stock plans	30,000	30	30,000	30	30,000	30	30,000	30	1,545	-	1,575
Net loss	-	-	-	-	-	-	-	-	-	(2,964,366)	(2,964,366)
Balance, December 31, 2024	14,547,829	$ 14,548	14,547,829	$ 14,548	14,547,829	$ 14,548	14,547,829	$ 14,548	$7,837,663	$ (5,532,966)	$ 2,319,245

The accompanying notes are an integral part of these consolidated financial statements.

Creator Networks, Inc. (dba GigaStar)

Consolidated Statements of Cash Flows

Year ended December 31,		**2024**		2023
Cash Flows from Operating Activities				
Net loss	**$**	**(2,964,366)**	$	(1,909,354)
Reconciliation of net loss to net cash provided by operating activities:				
Amortization of intangible assets		**481,596**		210,041
Prepaid expenses and other current assets		**(77,861)**		(114,470)
Accounts payable and accrued liabilities		**6,983**		7,373
Net Cash Used in Operating Activities		**(2,553,648)**		(1,806,411)
Cash Flows from Investing Activities				
Capitalized software development costs		**(1,280,669)**		(1,073,369)
Net Cash Used in Investing Activities		**(1,280,669)**		(1,073,369)
Depreciation and amortization				
Proceeds from issuance of stock		**352,016**		4,238,920
Proceeds from issuance of convertible notes		**1,965,000**		-
Proceeds from issuance of common stock under stock plans		**1,575**		-
Net Cash (Used by) Provided by Financing Activities		**2,318,591**		4,238,920
Net Change in Cash		**(1,515,726)**		1,359,141
Cash, beginning of period		**3,314,212**		1,955,072
Cash, end of period	**$**	**1,798,486**	$	3,314,212
Non-Cash Investing and Financing Activities				
Extinguishment of SAFE notes with issuance of equity	**$**	-	$	3,250,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Creator Networks, Inc., doing business as GigaStar, was incorporated as a Delaware C Corporation in 2022 and operates through the following wholly owned subsidiaries as of December 31, 2024 and 2023:

- GigaStar Portal LLC
- GigaStar Technologies LLC
- GigaStar Solutions LLC
- GigaStar Securities LLC

Collectively, Creator Networks and its wholly owned subsidiaries are referred to as "the Company" within these consolidated financial statements.

The Company operates a FINRA-registered crowdfunding portal under GigaStar Portal LLC, called GigaStar Market, where YouTube Creators can monetize their future revenue by selling a percentage of their YouTube channel's future revenue, digitally represented by Channel Revenue Tokens (CRTs), to fans and investors issued under Regulation CF. The Company also offers technology services under GigaStar Technologies LLC to mint the CRTs and to distribute the monthly YouTube revenue to investors via the Blockchain smart contracts. The Company has also received the necessary Broker-Dealer license under GigaStar Securities LLC in order to launch a secondary market to facilitate the trading of the CRTs.

2. Liquidity, Going Concern and Capital Resources

The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has experienced net losses during the years ended December 31, 2024 and 2023. The Company has historically funded its operations through operations and equity offerings. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's product offering. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company has evaluated this condition and plans to generate revenues and raise capital, as needed, to meet its capital requirements until such time as it achieves profitability. Accordingly, on June 12, 2025, the Company filed for a Regulation Crowdfunding (Reg CF) campaign and a Regulation D (Reg D) offering for accredited and institutional investors to raise additional operating capital. In the event the Company does not successfully implement its ultimate business plan or continue to raise additional capital, certain assets may not be recoverable. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Creator Networks and its wholly owned subsidiaries for the years ended December 31, 2024 and 2023. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Concentrations

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in financial institutions, and the amounts held may at times exceed federally insured limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenue primarily through use of its FINRA-registered crowdfunding portal and commissions from the use of its technology platform to manage the distribution of funds associated with Channel Revenue Tokens.

- Crowdfunding revenue - recognized when a crowdfunding campaign ends, while transaction fees are recognized immediately as transactions occur.
- Transaction commissions - Revenue from transaction commissions is recognized at the point in time when the transaction is executed.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of capitalized development, production, and platform costs related to its website and token management platform. During the years ending December 31, 2024 and 2023, the Company capitalized $1,280,669 and $1,073,369, respectively, of such costs. These intangibles are amortized over a five (5) year period. Amortization expense of $481,596 and $210,041 was incurred for the years ending December 31, 2024 & 2023, respectively.

The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The

Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Advertising

The Company recognizes advertising costs for the Company's products and services as expenses when they are incurred.

Equity Based Compensation

The Company has an Amended and Restated Stock Incentive Plan which provides for the issuance of up to 1,200,000 shares of common stock for the purposes of offering incentive stock options and restricted stock awards to employees. Options generally become exercisable over a vesting period of (4) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business in which currently includes Illinois, California, Florida, Mississippi, Nebraska, New York, Texas, Utah and Virginia. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2024, and no history of generating taxable income.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials, which may be carried forward.

Fair Value

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.

Assets and liabilities recorded at fair value in the accompanying consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level 1 – This level consists of inputs that are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 – This level consists of inputs, other than quoted prices included in Level 1, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 – This level consists of inputs that are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company's financial instruments are cash, accounts payable and accrued expenses, and convertible notes payable. The recorded carrying amounts of such financial instruments approximate their fair values based on their short-term nature or because their terms are market-based.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. Intangible Assets

Intangible Assets, net, is as follows:

December 31,	2024	2023
Capitalized development costs	3,063,484	1,782,815
Less: accumulated amortization	(778,920)	(297,324)
	$ 2,284,564	$ 1,485,491

5. Equity and Capitalization

Common Stock

The Company has authorized 15,804,125 of common shares with a par value of $0.001 per share. Issued and outstanding as of December 31, 2024 and 2023 were 9,737,431 and 9,703,520 shares, respectively.

Preferred Stock

The Company is authorized to issue 5,195,875 shares of preferred stock with a par value of $0.001, of which 840,385 are designated as Series Seed-1 Preferred Stock, 2,785,900 are designated as Series Seed-2 Preferred Stock and 1,569,590 are designated as Series Seed-3 Preferred Stock. As of December 31, 2024, 840,385 shares of Series Seed-1 Preferred Stock, 2,785,900 shares of Series Seed-2 Preferred Stock and 1,184,113 shares of Series Seed-3 Preferred Stock have been issued and outstanding.

<u>Voting Rights:</u>

- Common Stock: Holders of common stock typically have the right to vote on matters such as electing directors and approving major corporate actions (mergers, amendments to the charter, etc.). Voting is usually based on a "one share, one vote" principle.
- Preferred Stock: The Company's preferred stockholders have the right to vote together with the common stockholders as a single class on all matters put to a vote of the common stockholders. Additionally, the holders of the preferred stock have a right to vote as a separate class on any matter that would materially diminish or eliminate any material right or preference of the preferred stock.

<u>Distribution Rights:</u>

- Common Stock: Common stockholders are entitled to the dividends declared by the board of directors. The common stock does not have a fixed dividend.
- Preferred Stock: The preferred stockholders are entitled to any dividend declared by the board of directors on the preferred stock as well as a pro rata dividend on an "as converted basis" on any dividend paid on the common stock. The preferred stock does not have a fixed dividend.

<u>Liquidation Rights:</u>

- Common Stock: In the event of liquidation, common stockholders have the last claim on the company's assets. They receive a share of the remaining assets after all debts, liabilities, and claims of preferred stockholders are satisfied.
- Preferred Stock: Preferred stockholders have priority over common stockholders in the distribution of assets upon liquidation. In the case of a liquidation, dissolution or winding up or Deemed Liquidation Event (i.e., certain change of control transaction), the holders of the Company's preferred stock are entitled to be paid out of the funds and assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of: (i) the original issue price of the respective share of preferred stock , plus any dividends declared but unpaid thereon, and (ii) the amount each share of preferred stock would have received if converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

SAFE Notes

During 2022, the Company entered into Simple Agreements for Future Equity ("SAFE") notes which gave investors the rights to shares of the Company's preferred stock at a discount upon the closing of an initial equity financing. Such financing occurred in 2023, whereupon, the Series Seed-2 Preferred Stock was issued, and the SAFE notes were terminated.

6. Convertible Notes

In 2024 the Company entered into several convertible note agreements for the purposes of funding operations. The notes bear interest at 10% and mature one year from the date of issuance. The amounts are to be repaid at the demand of the holder prior to conversion with maturities. The notes are convertible at the option of the note holder based on the then outstanding amount of the notes (excluding accrued interest, which is not paid in a conversion) into shares of the Company's common stock at a 20% discount to the price per share used in an equity financing in which the Company receives at least $5 million in equity capital or in certain other liquidation or change of control events.

7. Subsequent Events

The Company has evaluated all subsequent events through July 23, 2025, the date the consolidated financial statements were available to be issued.

Effective July 22, 2025, in connection with the Reg CF campaign and Reg D offering to raise operating capital (Note 2), the Company increased the authorized number of common shares and preferred shares to 22,000,000 and 9,176,413, respectively. The increase in authorized preferred shares created 3 new classes of which 2,160,633 shares were designated Series A-1 Preferred Stock, 1,428,898 shares were designated Series A-2 Preferred Stock and 776,484 shares were designated Series A-3 Preferred Stock.